October 20, 2008

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561

Attn.:	Michael McTiernan, Special Counsel

Re:	New York Residential, Inc. Amendment No. 2 to Registration Statement on Form SB-2 on Form S-1 Filed August 7, 2008 File No. 333-141653

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to Amendment No. 2 to the Registration Statement on Form SB-2 on Form S-1 (the “Registration Statement”) of New York Residential, Inc. (the "Company") by letter dated September 8, 2008 to Mr. Robert Kornstein, the Company's President, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.  We are transmitting herewith Amendment No. 3 (the “Amendment”) to the Company’s Form S-1 which reflects, where appropriate, revisions pursuant to the staff’s comments.

General

1.	Comment:

We have read and considered your response to comment one. Please update your financialstatements and related notes in accordance with Rule 8-08 of Regulation S-X.

Response:

The Company has filed updated financial statements and related notes in the Amendment in accordance with Rule 8-08 of Regulation S-X.

Dilution, page 10

2.	Comment:

Explain to us and disclose how the numerator and denominator of your pro formanet tangible book value after the offering were calculated. To the extent you continue to disclose the sale of 10%, 50% and 100% of the units offered, you should disclose your calculation of your pro forma net tangible book value for each of these sales.

Response:

The numerator was calculated by taking quotient of the net tangible book value prior to the offering plus the net proceeds from the offering plus the offering costs paid in advance.  For example, with respect to the sale of 10% of the units being offered, the net tangible book value prior to the offering is $(195,553) plus the net proceeds from the offering of $74,000 plus the offering costs paid in advance of $246,085, for a total of $124,532.

The denominator was calculated by taking quotient of the shares of common stock outstanding prior to the offering plus the shares of common stock included in the units being offered.  For example, with respect to the sale of 10% of the units being offered, the total shares of common stock outstanding prior to the offering is 3,060,000 plus 294,000 shares included in the units being offered, for a total of 3,354,000.

In addition, the Company has disclosed its calculation of its pro forma book value for each of these sales in tabular format.

Proposed Business, page 13

3.	Comment:

You state on page 14 that, during 2007 and 2008, you entered into agreements to engage in the design and renovation of two additional residential apartments in New York City as well as the design and construction of a residential home in Kent, Connecticut. We further note your statement on page 13 that you are not generating any revenues. Please revise your disclosure to discuss whether you have started any design or construction with respect to any of these contracts and whether you expect to generate any revenue from these contracts.

Response:

The Company has added the requested disclosure.

4.	Comment:

We note your response to prior comment 7 and the revised disclosure on page 15. In particular, we note the statement that Mr. Kornstein has experience in construction management and in buying and renovating smaller residential buildings. We continue to believe that you should provide more detailed disclosure regarding Mr. Kornstein's experience in acquiring and operating residential real estate. For example, please briefly describe the number, relative size and location of any smaller residential buildings acquired and renovated by Mr. Kornstein.

Response:

The Company has added more detailed disclosure regarding Mr. Kornstein's experience in acquiring and operating residential real estate.

Exhibits

5.	Comment:

We have reviewed the opinion filed as exhibit 5.1. Please revise your opinion to also state that the warrants are legal, binding obligations under the state contract law governing the warrant agreement.

Response

We have revised our opinion to make the requested changes.

            Very truly yours,

            /s/ Jeffrey A. Rinde

            Jeffrey A. Rinde

cc:           Jennifer Gowetski
Yolanda Crittenden
Linda van Doorn